Exhibit 99.1

FERRARI UPGRADES 2023 GUIDANCE ON EXCEPTIONAL Q2 2023 RESULTS AND BUSINESS OUTLOOK

•Net revenues of Euro 1,474 million, up 14.1% versus prior year, with total shipments of 3,392 units substantially flat versus Q2 2022, in line with plans for the year
•Adjusted EBITDA(1) of Euro 589 million, up 31.9% versus prior year
•Adjusted EBIT(1) of Euro 437 million, up 35.4% versus prior year
•Adjusted EBITDA(1) margin of 40.0% and Adjusted EBIT(1) margin of 29.7% in the quarter
•Adjusted net profit(1) of Euro 334 million and adjusted diluted EPS(1) at Euro 1.83
•Industrial free cash flow(1) generation of Euro 138 million

“The second quarter ended with exceptional financial results, highlighting strong margins. Deliveries reflected a rich product mix, while we continue to manage a very strong order book in all geographies. The decision to revise the guidance upwards was supported in particular by stunning results in personalizations,” said Benedetto Vigna, Ferrari Chief Executive Officer. “Innovation is at the heart of Ferrari and continues to drive our growth and achievements, such as the unforgettable victory at Le Mans”.

For the three months ended				(In Euro million,	For the six months ended
June 30,				unless otherwise stated)	June 30,
2023	2022	Change			2023	2022	Change
3,392	3,455	(63)	(2%)	Shipments (in units)	6,959	6,706	253	4%
1,474	1,291	183	14%	Net revenues	2,903	2,477	426	17%
589	446	143	32%	EBITDA(1) / Adj. EBITDA(1)	1,126	869	257	30%
40.0%	34.6%	540 bps		EBITDA(1) / Adj. EBITDA(1) margin	38.8%	35.1%	370 bps
437	323	114	35%	EBIT / Adj. EBIT(1)	822	630	192	30%
29.7%	25.0%	470 bps		EBIT / Adj. EBIT(1) margin	28.3%	25.4%	290 bps
334	251	83	33%	Net profit / Adj. net profit(1)	631	490	141	29%
1.84	1.36	0.48	35%	Basic EPS (in Euro) / Adj. basic EPS(1) (in Euro)	3.46	2.66	0.80	30%
1.83	1.36	0.47	35%	Diluted EPS (in Euro) / Adj. diluted EPS(1) (in Euro)	3.46	2.65	0.81	31%

1    Refer to specific paragraph on non-GAAP financial measures. There were no adjustments impacting EBITDA, EBITDA margin, EBIT, EBIT margin, Net profit, Basic EPS and Diluted EPS in the periods presented.

Ferrari N.V. Amsterdam, The Netherlands	Registered Office: Via Abetone Inferiore N. 4, I – 41053 Maranello (MO) Italy	Dutch trade registration number: 64060977

Maranello (Italy), August 2, 2023 – Ferrari N.V. (NYSE/EXM: RACE) (“Ferrari” or the “Company”) today announces its consolidated preliminary results(2) for the second quarter and six months ended June 30, 2023.

Shipments(3)(4)

For the three months ended				Shipments	For the six months ended
June 30,				(units)	June 30,
2023	2022	Change			2023	2022	Change
1,638	1,397	241	17%	EMEA	3,172	3,140	32	1%
869	1,053	(184)	(17%)	Americas	1,831	1,711	120	7%
339	358	(19)	(5%)	Mainland China, Hong Kong and Taiwan	735	643	92	14%
546	647	(101)	(16%)	Rest of APAC	1,221	1,212	9	1%
3,392	3,455	(63)	(2%)	Total Shipments	6,959	6,706	253	4%

Shipments totaled 3,392 units in Q2 2023, down 63 units versus the prior year, serving a very solid order book and reflecting volumes, geographic and mix allocation plans by quarter. As a result, EMEA(4) increased by 17.3%, Americas(4) was down 17.5%, Mainland China, Hong Kong and Taiwan was almost in line with prior year and Rest of APAC(4) decreased by 15.6%.
Deliveries were driven by the 296 GTB, the Roma and the Portofino M, while the 296 GTS and the 812 Competizione A were in ramp up phase. In the quarter the first deliveries of the Purosangue commenced and the allocations of the Daytona SP3 continued as planned.
The product portfolio in the quarter included nine internal combustion engine (ICE)(5) models and four hybrid engine models. Hybrid deliveries reached 43.0% of total shipments, more than doubling the prior year figure.

2    These results have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board and IFRS as endorsed by the European Union
3    Excluding the XX Programme, racing cars, one-off and pre-owned cars
4    EMEA includes: Italy, UK, Germany, Switzerland, France, Middle East (includes the United Arab Emirates, Saudi Arabia, Bahrain, Lebanon, Qatar, Oman and Kuwait), Africa and the other European markets not separately identified; Americas includes: United States of America, Canada, Mexico, the Caribbean and Central and South America; Rest of APAC mainly includes: Japan, Australia, Singapore, Indonesia, South Korea, Thailand, India and Malaysia
5    It includes one ICE track car model

Total net revenues

For the three months ended				(Euro million)	For the six months ended
June 30,					June 30,
		Change					Change
2023	2022	at constant			2023	2022	at constant
		currency					currency
1,259	1,095	15%	13%	Cars and spare parts(6)	2,500	2,103	19%	17%
147	122	20%	18%	Sponsorship, commercial and brand(7)	277	235	18%	15%
27	41	(33%)	(33%)	Engines(8)	60	78	(23%)	(23%)
41	33	25%	26%	Other(9)	66	61	8%	7%
1,474	1,291	14%	13%	Total net revenues	2,903	2,477	17%	15%

Net revenues for Q2 2023 were Euro 1,474 million, up 14.1% or 12.8% at constant currency(1).
Revenues from Cars and spare parts(6) were Euro 1,259 million (up 14.9% or 13.5% at constant currency(1)), thanks to a richer product mix, as well as the increased contribution from personalizations and pricing.
Sponsorship, commercial and brand(7) revenues reached Euro 147 million, up 20.3% or 18.0% at constant currency(1) mainly attributable to the better prior year Formula 1 ranking, new sponsorships and the contribution from lifestyle activities.
The decrease in Engines(8) revenues (Euro 27 million, down 32.8%, also at constant currency(1)) was attributable to lower shipments to Maserati, as the 2023 contract expiration gets closer.
Currency – including translation and transaction impacts as well as foreign currency hedges – had a positive impact of Euro 16 million, mostly related to US Dollar.

6    Includes net revenues generated from shipments of our cars, any personalization generated on cars, as well as sales of spare parts
7    Includes net revenues earned by our racing teams (mainly in the Formula 1 World Championship and the World Endurance Championship) through sponsorship agreements, our share of the Formula 1 World Championship commercial revenues, and net revenues generated through the Ferrari brand, including fashion collection, merchandising, licensing and royalty income
8    Includes net revenues generated from the sale of engines to Maserati for use in their cars and from the rental of engines to other Formula 1 racing teams
9    Primarily relates to financial services activities, management of the Mugello racetrack and other sports-related activities

Adjusted EBITDA(1) and Adjusted EBIT(1)

For the three months ended				(Euro million)			For the six months ended
June 30,				June 30,
		Change					Change
2023	2022	at constant			2023	2022	at constant
		currency					currency
589	446	32%	26%	EBITDA(1) / Adj. EBITDA(1)	1,126	869	30%	23%
437	323	35%	27%	EBIT / Adj. EBIT(1)	822	630	30%	22%

Q2 2023 Adjusted EBITDA(1) reached Euro 589 million, up 31.9% versus the prior year and with an Adjusted EBITDA(1) margin of 40.0%.
Q2 2023 Adjusted EBIT(1) was Euro 437 million, increased 35.4% versus the prior year and with an Adjusted EBIT(1) margin of 29.7%.
Volume was flat versus the prior year, reflecting quarterly allocation plans.
The Mix / price variance performance was very strong and positive (Euro 94 million), mainly reflecting the enrichment of the product mix, sustained by the Daytona SP3, the 812 Competizione and the SF90 families, the increased contribution from personalizations and pricing.
Industrial costs / research and development expenses increased (Euro 36 million), mainly due to higher depreciation and amortization as well as raw materials cost inflation, partially contained by quarterly specific lower Formula 1 expenses, net of technology-related government incentives.
SG&A also grew (Euro 15 million) mainly reflecting the development of the Company’s digital infrastructure and its organization, as well as marketing activities.
Other changes were positive (Euro 54 million), mainly reflecting the combined effect of higher commercial revenues from a better prior year Formula 1 ranking and lower costs due to the revised Formula 1 in season ranking assumptions, new sponsorships, higher contribution from lifestyle activities as well as a partial release of car environmental provisions, as a result of more favorable market conditions.

Net financial charges in the quarter were slightly lower than the prior year, thanks to the contribution of higher interest income on liquidity partially offset by net foreign exchange impact.
The tax rate in the quarter was approximately 22%, mainly reflecting the estimate of the benefit attributable to the Patent Box, the Allowance for Corporate Equity (ACE)(10) and tax incentives for eligible research and development costs and investments.
As a result, the Adjusted Net profit(1) for the quarter was Euro 334 million, up 33.5% versus the prior year, and the Adjusted diluted earnings per share(1) for the quarter reached Euro 1.83, compared to Euro 1.36 in Q2 2022.
Industrial free cash flow(1) for the quarter was solid at Euro 138 million, driven by the increased Adjusted EBITDA(1), partially offset by capital expenditures(11) of Euro 198 million, the increase in working capital, provisions and other of Euro 101 million, and net cash interests and taxes for Euro 143 million paid in the quarter.
Net Industrial Debt(1) as of June 30, 2023 was Euro 331 million, compared to Euro 53 million as of March 31, 2023, mainly reflecting the dividend payment(12) for Euro 328 million and share repurchases of Euro 83 million. As of June 30, 2023, total available liquidity was Euro 1,710 million (Euro 2,059 million as of March 31, 2023), including undrawn committed credit lines of Euro 600 million.

10    Also known as Notional Interest Deduction - NID
11     Capital expenditures excluding right-of-use assets recognized during the period in accordance with IFRS 16 - Leases
12     In May 2023 the Company paid Euro 312 million out of the total dividend distribution to owners of the parent and the remaining balance, which relates to withholding taxes, is expected to be paid in the following quarters

2023 guidance upgraded, based on the following assumptions:
•Strong product mix and personalizations higher than initially expected
•Better revenues from racing activities
•Continuing cost inflation
•Increasing depreciation and amortization in line with the start of production of new models
•Industrial free cash flow generation sustained by strong profitability, partially offset by disciplined capital expenditures and negative change in working capital

(€B, unless otherwise stated)	2022A	PREVIOUS 2023 GUIDANCE	UPGRADED 2023 GUIDANCE
NET REVENUES	5.1	~5.7	~5.8
ADJ. EBITDA (margin %)	1.77 34.8%	2.13-2.18 ~38%	2.19-2.22 ~38%
ADJ. EBIT (margin %)	1.23 24.1%	1.45-1.50 ~26%	1.51-1.54 >26%
ADJ. DILUTED EPS (€)	5.09(13)	6.00-6.20(13)	6.25-6.40(13)
INDUSTRIAL FCF	0.76	Up to 0.90	~0.90

Q2 2023 highlights:
•The Ferrari Purosangue triumphed in the Product Design category and the Ferrari Vision Gran Turismo triumphed Best of the Best in the Innovative Products category at the prestigious Red Dot Awards. The Ferrari Purosangue also won the Production Car category of the prestigious Car Design Award.
•Ferrari donated Euro 1 million to the Emilia-Romagna Region's Agency for Territorial Safety and Civil Protection, joining the regional fundraising campaign for the flood event that occurred in May 2023.
•Ferrari won the Centenary edition of the 24 Hours of Le Mans with the 499P covering 342 laps of the French track. The Maranello manufacturer claimed an historic result on its return to the top class after half a century, with the Ferrari – AF Corse team triumphing in the world’s most famous endurance race. This was the Prancing Horse’s tenth overall victory at the 24 Hours of Le Mans, to go with those collected in 1949, 1954, 1958, and 1960-1965. Ferrari’s history at Le Mans now comprises 39 victories, including 29 class wins.
•Ferrari S.p.A. was admitted to the Cooperative Compliance Regime in Italy by the Italian Revenue Agency, which provides for constant and preventive discussions between the taxpayer and the Italian tax authorities on the most significant transactions. This admission is effective as of 2022 (the year in which the application was filed), and was preceded by the adoption and validation by Italian tax authorities of an internal tax risk control system, referred to as the Tax Control Framework (TCF).
•The second tranche of the multi-year share repurchase program was completed with share repurchases for a total consideration of Euro 82.8 million in the quarter. Ferrari announced its

13    Calculated using the weighted average diluted number of common shares as of December 31, 2022 (183,072 thousand)

intention to continue with a third tranche of up to Euro 200 million to start on July 3, 2023 and to end no later than October 20, 2023.
•Based on the SF90 Stradale, the new special limited series SF90 XX Stradale was unveiled alongside its SF90 XX Spider counterpart. To be built in just 799 and 599 examples respectively, these new V8-powered PHEVs represent the latest and most extreme example of a concept of special versions, which pushes the performance of Ferrari’s road-going models to new levels.

Subsequent Events:
•On July 6, 2023 Ferrari announced a cash tender offer on the Company’s Euro 650 million principal 1.500 percent notes due May 27, 2025 (2025 Bond). On July 14, 2023, the Company accepted for purchase valid tenders of the 2025 notes for an aggregate nominal amount of Euro 199 million and at a purchase price of Euro 191 million. The repurchases were settled on July 18, 2023.
•Under the third tranche of the new multi-year common share repurchase program announced on June 30, 2022, from July 3, 2023 to July 28, 2023 the Company purchased 264,792 common shares for a total consideration of Euro 76.9 million. At July 28, 2023 the Company held in treasury an aggregate of 12,820,898 common shares equal to 4.99% of the total issued share capital including the common shares and the special voting shares, net of shares assigned under the Company’s equity incentive plan.

About Ferrari
Ferrari is among the world’s leading luxury brands focused on the design, engineering, production and sale of the world’s most recognizable luxury performance sports cars. Ferrari brand symbolizes exclusivity, innovation, state-of-the-art sporting performance and Italian design. Its history and the image enjoyed by its cars are closely associated with its Formula 1 racing team, Scuderia Ferrari, the most successful team in Formula 1 history. From the inaugural year of Formula 1 World Championship in 1950 through the present, Scuderia Ferrari has won 242 Grand Prix races, 16 Constructors’ World titles and 15 Drivers’ World titles. Ferrari designs, engineers and produces its cars in Maranello, Italy, and sells them in over 60 markets worldwide.
Forward Looking Statements
This document, and in particular the section entitled “2023 guidance upgraded”, contain forward-looking statements. These statements may include terms such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “remain”, “continue”, “on track”, “successful”, “grow”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “outlook”, “prospects”, “plan”, “guidance” and similar expressions. Forward-looking statements are not guarantees of future performance. Rather, they are based on the Group’s current expectations and projections about future events and, by their nature, are subject to inherent risks and uncertainties. They relate to events and depend on circumstances that may or may not occur or exist in the future and, as such, undue reliance should not be placed on them. Actual results may differ materially from those expressed in such statements as a result of a variety of factors, including: the Group’s ability to preserve and enhance the value of the Ferrari brand; the success of the Group’s Formula 1 racing team and the expenses the Group incurs for its Formula 1 activities, the uncertainty of the sponsorship and commercial revenues the Group generates from its participation in the Formula 1 World Championship, as well as the popularity of Formula 1 more broadly; the Group’s ability to keep up with advances in high performance car technology, to meet the challenges and costs of integrating advanced technologies, including hybrid and electric, more broadly into our car portfolio over time and to make appealing designs for its new models; the impact of increasingly stringent fuel economy, emissions and safety standards, including the cost of compliance, and any required changes to its products, as well as possible future bans of combustion engine cars in cities and the potential advent of self-driving technology; increases in costs, disruptions of supply or shortages of components and raw materials; global economic conditions, macro events and pandemics, including the ongoing conflict between Russia; changes in the general economic environment (including changes in some of the markets in which we operate) and changes in demand for luxury goods, including high performance luxury cars, demand for which is highly volatile; the Group’s ability to successfully carry out its low volume / controlled growth strategy in the markets the Group is present; the Group’s ability to preserve its relationship with the automobile collector and enthusiast community; competition in the luxury performance automobile industry; changes in client preferences and automotive trends; disruptions at the Group’s manufacturing facilities in Maranello and Modena; climate change and other environmental impacts, as well as an increased focus of regulators and stakeholders on environmental matters; the Group’s ability to maintain the functional and efficient operation of its information technology systems and to defend from the risk of cyberattacks, including on its in-vehicle technology; reliance upon a number of key members of executive management and employees, and the ability of its current management team to operate and manage effectively; the performance of the Group’s dealer network on which the Group depends for sales and services; the performance of the Group’s lifestyle activities; the Group’s ability to protect its intellectual property rights and to avoid infringing on the intellectual property rights of others; product warranties, product recalls, and liability claims; the Group’s continued compliance with customs regulations of various jurisdictions; changes in tax, tariff or fiscal policies and regulatory, political and labor conditions in the jurisdictions in which the Group operates; labor relations and collective bargaining agreements; the Group’s ability to ensure that its employees, agents and representatives comply with applicable law and regulations; exchange rate fluctuations, interest rate changes, credit risk and other market risks; the Group’s ability to service and refinance its debt; the Group’s ability to provide or arrange for adequate access to financing for its dealers and clients, and associated risks; the adequacy of its insurance coverage to protect the Group against potential losses; potential conflicts of interest due to director and officer overlaps with the Group’s largest shareholders; and other factors discussed elsewhere in this document.

The Group expressly disclaims and does not assume any liability in connection with any inaccuracies in any of the forward-looking statements in this document or in connection with any use by any third party of such forward-looking statements. Any forward-looking statements contained in this document speak only as of the date of this document and the Company does not undertake any obligation to update or revise publicly forward-looking statements. Further information concerning the Group and its businesses, including factors that could materially affect the Company’s financial results, is included in the Company’s reports and filings with the U.S. Securities and Exchange Commission, the AFM and CONSOB.

For further information:
Media Relations
tel.: +39 0536 949337
Email: media@ferrari.com

Investor Relations
tel.: +39 0536 949695
Email: ir@ferrari.com

www.ferrari.com

Capex and R&D

For the three months ended		(Euro million)	For the six months ended
June 30,			June 30,
2023	2022		2023	2022
198	166	Capital expenditures(11)	348	298
117	105	of which capitalized development costs(14) (A)	220	194
116	125	Research and development costs expensed (B)	252	270
233	230	Total research and development (A+B)	472	464
78	58	Amortization of capitalized development costs (C)	156	111
194	183	Research and development costs as recognized in the consolidated income statement (B+C)	408	381

Non-GAAP financial measures
Operations are monitored through the use of various non-GAAP financial measures that may not be comparable to other similarly titled measures of other companies.
Accordingly, investors and analysts should exercise appropriate caution in comparing these supplemental financial measures to similarly titled financial measures reported by other companies.
We believe that these supplemental financial measures provide comparable measures of financial performance which then facilitate management’s ability to identify operational trends, as well as make decisions regarding future spending, resource allocations and other operational decisions.
Certain totals in the tables included in this document may not add due to rounding.

14    Capitalized as intangible assets

Key performance metrics and reconciliations of NON-GAAP financial measures

For the three months ended		(Euro million)	For the six months ended
June 30,			June 30,
2023	2022		2023	2022
1,474	1,291	Net revenues	2,903	2,477
726	679	Cost of sales	1,437	1,267
113	103	Selling, general and administrative costs	227	193
194	183	Research and development costs	408	381
5	5	Other expenses/(income), net	11	10
1	2	Results from investments	2	4
437	323	EBIT/Adjusted EBIT	822	630
9	10	Net financial expenses	13	18
428	313	Profit before taxes	809	612
94	62	Income tax expenses	178	122
22%	20%	Effective tax rate	22%	20%
334	251	Net profit / Adjusted net profit	631	490
1.84	1.36	Basic / Adjusted basic EPS (€)	3.46	2.66
1.83	1.36	Diluted / Adjusted diluted EPS (€)	3.46	2.65
589	446	EBITDA / Adjusted EBITDA	1,126	869
580	436	of which EBITDA (Industrial activities only)	1,109	848

Total net revenues, EBITDA, Adj. EBITDA, EBIT and Adj. EBIT at constant currency eliminate the effects of changes in foreign currency (transaction and translation) and of foreign currency hedges.

For the three months ended		(Euro million)	For the six months ended
June 30,			June 30,
	2023			2023
2023	at constant		2023	at constant
	currency			currency
1,259	1,264	Cars and spare parts	2,500	2,495
147	148	Sponsorship, commercial and brand	277	276
27	27	Engines	60	60
41	41	Other	66	65
1,474	1,480	Total net revenues	2,903	2,896

For the three months ended		(Euro million)	For the six months ended
June 30,			June 30,
	2023			2023
2023	at constant		2023	at constant
	currency			currency
589	591	Adjusted EBITDA	1,126	1,115
437	439	Adjusted EBIT	822	811

EBITDA is defined as net profit before income tax expense, net financial expenses and amortization and depreciation.
Adjusted EBITDA is defined as EBITDA as adjusted for certain income and costs, which are significant in nature, expected to occur infrequently, and that management considers not reflective of ongoing operational activities.

For the three months ended			(Euro million)	For the six months ended
June 30,				June 30,
2023	2022	Change		2023	2022	Change
334	251	83	Net profit	631	490	141
94	62	32	Income tax expense	178	122	56
9	10	(1)	Net financial expenses	13	18	(5)
152	123	29	Amortization and depreciation	304	239	65
589	446	143	EBITDA	1,126	869	257
-	-	-	Adjustments	-	-	-
589	446	143	Adjusted EBITDA	1,126	869	257

Adjusted Earnings Before Interest and Taxes or “Adjusted EBIT” represents EBIT as adjusted for certain income and costs which are significant in nature, expected to occur infrequently, and that management considers not reflective of ongoing operational activities.

For the three months ended			(Euro million)	For the six months ended
June 30,				June 30,
2023	2022	Change		2023	2022	Change
437	323	114	EBIT	822	630	192
-	-	-	Adjustments	-	-	-
437	323	114	Adjusted EBIT	822	630	192

Adjusted Net profit represents net profit as adjusted for certain income and costs (net of tax effect) which are significant in nature, expected to occur infrequently, and that management considers not reflective of ongoing operational activities.

For the three months ended			(Euro million)	For the six months ended
June 30,				June 30,
2023	2022	Change		2023	2022	Change
334	251	83	Net profit	631	490	141
-	-	-	Adjustments	-	-	-
334	251	83	Adjusted net profit	631	490	141

Basic and diluted EPS(15) are determined as per the table here below. Adjusted EPS represents EPS as adjusted for certain income and costs (net of tax effect) which are significant in nature, expected to occur infrequently, and that management considers not reflective of ongoing operational activities.

For the three months ended			(Euro million, unless otherwise stated)	For the six months ended
June 30,				June 30,
2023	2022	Change		2023	2022	Change
333	249	84	Net profit attributable to the owners of the Company	629	487	142
181,477	182,996		Weighted average number of common shares (thousand)	181,629	183,262
1.84	1.36	0.48	Basic EPS (in Euro)	3.46	2.66	0.80
-	-	-	Adjustments	-	-	-
1.84	1.36	0.48	Adjusted basic EPS (in Euro)	3.46	2.66	0.80
181,764	183,300		Weighted average number of common shares for diluted earnings per common share (thousand)	181,916	183,566
1.83	1.36	0.47	Diluted EPS (in Euro)	3.46	2.65	0.81
-	-	-	Adjustments	-	-	-
1.83	1.36	0.47	Adjusted diluted EPS (in Euro)	3.46	2.65	0.81

15    For the three and six months ended June 30, 2023 and 2022 the weighted average number of common shares for diluted earnings per share was increased to take into consideration the theoretical effect of the potential common shares that would be issued for outstanding share-based awards granted by the Group (assuming 100 percent of the target awards vested)

Net Industrial Debt, defined as total Debt less Cash and Cash Equivalents (Net Debt), further adjusted to exclude the debt and cash and cash equivalents related to our financial services activities (Net Debt of Financial Services Activities).

(Euro million)	Jun. 30, 2023	Mar. 31, 2023	Dec. 31, 2022
Debt	(2,681)	(2,708)	(2,812)
of which leased liabilities as per IFRS 16 (simplified approach)	(68)	(67)	(57)
Cash and Cash Equivalents	1,110	1,441	1,389
Net Debt	(1,571)	(1,267)	(1,423)
Net Debt of Financial Services Activities	(1,240)	(1,214)	(1,216)
Net Industrial Debt	(331)	(53)	(207)

Free Cash Flow and Free Cash Flow from Industrial Activities are two of management’s primary key performance indicators to measure the Group’s performance. Free Cash Flow is defined as cash flows from operating activities less investments in property, plant and equipment (excluding right-of-use assets recognized during the period in accordance with IFRS 16 — Leases), intangible assets and joint ventures. Free Cash Flow from Industrial Activities is defined as Free Cash Flow adjusted to exclude the operating cash flow from our financial services activities (Free Cash Flow from Financial Services Activities).

For the three months ended		(Euro million)	For the six months ended
June 30,			June 30,
2023	2022		2023	2022
311	172	Cash flow from operating activities	709	587
(198)	(166)	Investments in property, plant and equipment and intangible assets(11)	(348)	(298)
113	6	Free Cash Flow	361	289
(25)	(73)	Free Cash Flow from Financial Services Activities	(46)	(89)
138	79	Free Cash Flow from Industrial Activities(16)	407	378

16    Free cash flow from industrial activities for the three and six months ended June 30, 2023 includes Euro 16 million and Euro 21 million related to dividends to withholding taxes and dividends to NCI, which are expected to be paid in the following quarters. Free cash flow from industrial activities for the three and six months ended June 30, 2022 includes Euro 17 million and Euro 19 million related to withholding taxes and dividends to NCI, which were paid in the following quarters.

On August 2, 2023, at 3:00 p.m. CEST, management will hold a conference call to present the Q2 2023 results to financial analysts and institutional investors. Please note that registering in advance is required to access the conference call details. The call can be followed live and a recording will subsequently be available on the Group’s website https://www.ferrari.com/en-EN/corporate/investors. The supporting document will be made available on the website prior to the call.